Exhibit 99.1
Barclays Bank PLC
This exhibit includes portions from the previously published Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2022, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC

Barclays Bank PLC

Notes
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group or Barclays. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2022 to the corresponding six months of 2021 and the balance sheet analysis is as at 30 June 2022 with comparatives relating to 31 December 2021. The historical financial information used for the purposes of such analysis has been restated. Please refer to Note 1 to the condensed consolidated interim financial statements contained herein for further information. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.
The information in this announcement, which was approved by the Board of Directors on 27 July 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.
The Barclays Bank Group is a frequent issuer in the debt capital markets, including in the US and the EU, and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, the Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.
At present, the requirements of (i) the Disclosure Guidance and Transparency Rules of the UK’s Financial Conduct Authority and (ii) the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland (as amended), in each case as applicable to the condensed consolidated interim financial statements set out herein, are substantially the same. No separate review of the condensed consolidated interim financial statements set out herein has been carried out by the Barclays Bank Group’s auditor pursuant to the Irish Auditing and Accounting Supervisory Authority’s “International Standard on Review Engagements (Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity” for the purposes of the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland (as amended).
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income levels, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in banking and financial markets, projected expenditures, costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations, group structure, IFRS impacts and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, the development of IFRS and other accounting standards , including evolving practices with regard to the interpretation and application of accounting standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations and any related impact on provisions, the policies and actions of governmental and regulatory authorities, the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks and incidents or similar events beyond the Barclays Bank Group’s control, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; changes in valuation of credit market exposures; changes in valuation of issued securities; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine War on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Barclays Bank Group’s reputation, business or operations; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, (the Annual Report 2021)), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	1

Financial Review
Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank within the Barclays Group. The Barclays Bank Group contains the majority of the Barclays Group’s Barclays International division, which is comprised of the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) businesses. Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.

Barclays Bank Group results for the half year ended		Restated[1]
	30.06.22	30.06.21
	£m	£m	% Change
Total income	9,990	8,189	22
Credit impairment (charge)/release	(293)	288
Net operating income	9,697	8,477	14
Operating expenses	(5,259)	(5,059)	(4)
Litigation and conduct	(1,833)	(164)
Total operating expenses	(7,092)	(5,223)	(36)
Other net income	—	3
Profit before tax	2,605	3,257	(20)
Tax charge	(476)	(594)	20
Profit after tax	2,129	2,663	(20)
Other equity instrument holders	(328)	(303)	(8)
Attributable profit	1,801	2,360	(24)
	As at 30.06.22	As at 31.12.21
Balance sheet information	£bn	£bn
Cash and balances at central banks	221.7	169.1
Cash collateral and settlement assets	128.5	88.1
Loans and advances at amortised cost	180.1	145.3
Trading portfolio assets	126.9	146.9
Financial assets at fair value through the income statement	210.4	188.2
Derivative financial instrument assets	344.4	262.3
Other assets	60.7	61.9
Total assets	1,272.7	1,061.8
Deposits at amortised cost	311.5	262.8
Cash collateral and settlement liabilities	123.4	79.0
Financial liabilities designated at fair value	255.8	251.1
Derivative financial instrument liabilities	321.5	256.5
		Restated[1]
	As at 30.06.22	As at 31.12.21
Capital and liquidity metrics	£bn	£bn
Common equity tier 1 (CET1) ratio[2,3]	12.8%	12.9%
Barclays Bank PLC DoLSub liquidity coverage ratio	137%	140%
Barclays Bank Group liquidity pool	257	205
Total risk weighted assets (RWAs)	214.4	185.5
UK Leverage Ratio[4]	4.6%	3.7%
1The comparative capital and financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.
2Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to Treasury and Capital Risk on page 21.
3The CET1 ratio is calculated applying the IFRS 9 transitional arrangements of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. For further detail on the application of CRR and CRR II in the UK, refer to Treasury and Capital Risk on page 21.
4Prior period comparatives are on a CRR leverage basis as Barclays Bank PLC solo-consolidated was not subject to the UK leverage framework until 1 January 2022. Had the UK framework been applied as at 31 December 2021, the UK leverage ratio would have been 4.1%.

Barclays Bank PLC	2

Financial Review
Barclays Bank Group performance1
Income Statement - H122 compared to H121
The Barclays Bank Group’s profit before tax decreased 20% to £2,605m as a strong income performance, across CIB and CC&P, and a non-repeat of a prior year structural cost action charge were more than offset by provisions for litigation and conduct and the non-recurrence of a prior year impairment release.
Litigation and conduct provisions included an additional provision of £1.3bn for the expected rescission costs related to the over-issuance of securities under the Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019 (the Over-issuance of Securities; for further details refer to page 48) and £165m for a related and estimated monetary penalty from the SEC. The H122 results included income and RWAs related to short-term hedging arrangements in relation to managing the risks from the expected rescission offer relating to the Over-issuance of Securities.
Profit before tax decreased to £2,605m (H121: £3,257m) driven by a decrease in CIB to £2,511m (H121: £3,199m) and in CC&P to £229m (H121: £463m), partially offset by a reduced loss in Head Office of £135m (H121: £405m loss).
•Total income increased 22% to £9,990m
–CIB income increased 22% to £8,086m reflecting the benefit of a diversified business model and the impact of hedging arrangements in relation to the Over-issuance of Securities. Global Markets income increased 49%, reflecting higher levels of activity as we supported our clients through a period of market volatility, and £758m of income related to short-term hedging arrangements in relation to managing the risks from the rescission offer expected to be launched by Barclays Bank PLC in relation to the Over-issuance of Securities. Investment Banking fees decreased 31% due to the reduced fee pool, particularly in Equity capital markets2, and a strong prior year comparative. Corporate income increased 11% reflecting deposits balance growth, improved margins, higher payments volumes and the non-recurrence of a prior year fair value loan write-off on a single name, partially offset by current year losses on certain fair value lending positions and higher costs of hedging and credit protection
–CC&P income increased 21% to £1,992m reflecting higher average US cards balances, growth in turnover following the easing of lockdown restrictions in the past year, and improved margins and higher client balances in the Private Bank
–Head Office income was a net expense of £88m (H121: £92m net expense) which primarily reflected hedge accounting and funding costs on legacy capital instruments
•Credit impairment charge of £293m (H121: £288m net release)
–CIB credit impairment charge of £31m (H121: £260m net release) was driven by a net increase in modelled impairment whilst there continue to be limited material single name wholesale loan charges, with the prior year including a net release resulting from an improved macro-economic outlook scenario refresh
–CC&P credit impairment charges increased to £278m (H121: £22m net release) driven by higher balances in US cards, including the day one impact of acquiring the US credit card portfolio from GAP Inc. (the GAP portfolio), partially offset by lower provisions held for uncertainty. The US cards business continues to maintain appropriate provision levels in light of affordability headwinds
–Head Office credit impairment release was £16m (H121: £6m release)
•Total operating expenses increased 36% to £7,092m

–CIB total operating expenses increased 50% to £5,544m primarily driven by a £1.3bn provision for the expected losses which are expected to result from the rescission offer relating to the Over-issuance of Securities, £165m for a related and estimated monetary penalty from the SEC, and a £165m related to settlements in principle in respect of industry-wide devices investigations by the SEC and the Commodity Futures Trading Commissions (CFTC)3.. Operating expenses increased 8% to £3,912m driven by investment in talent, systems and technology, and the impact of inflation
–CC&P total operating expenses increased 23% to £1,485m primarily driven by £200m of litigation and conduct costs, including a provision for higher customer remediation costs relating to a legacy loan portfolio. Operating expenses increased 14% driven by higher investment spend reflecting an increase in marketing and costs for existing and new partnerships
–Head Office total operating expenses reduced to £63m (H121: £319m) reflecting the non-repeat of the £266m charge related to a structural cost action taken as part of the real estate review in June 2021
1.The comparative capital and financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.
2.Data source: Dealogic for the period covering 1 January to 30 June 2022.
3.Refers to the settlements in principle of the investigations by the SEC and the CFTC of Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions, as part of a financial industry sweep regarding compliance with record-keeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms.

Barclays Bank PLC	3

Financial Review
•The effective tax rate (ETR) was 18.3% (H121: 18.2%). The tax charge included a £183m charge recognised for the re-measurement of the Barclays Bank Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 which will result in the UK banking surcharge rate being reduced from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 11.2% which includes a 5.7% benefit relating to adjustments in respect of prior years
Balance sheet, capital and liquidity
30 June 2022 compared to 31 December 2021
•Cash and balances at central banks increased £52.6bn to £221.7bn driven by deposit growth and an increase in the liquidity pool

•Loans and advances at amortised cost increased £34.8bn to £180.1bn due to increased lending across CIB and CC&P, inclusive of the £2.7bn Gap portfolio acquisition, and appreciation of the USD against GBP and increased investment in debt securities

•Trading portfolio assets decreased £20.0bn to £126.9bn due to a reduction in equity securities as we support client activity in a period of volatility, partially offset by increased trading activity in debt securities
•Financial assets at fair value through the income statement increased £22.2bn to £210.4bn driven by increased secured lending. Financial liabilities designated at fair value increased £4.7bn to £255.8bn driven by increased secured borrowing
•Derivative financial instrument assets and liabilities increased £82.1bn to £344.4bn and £65.0bn to £321.5bn respectively driven by market volatility and increased activity in FICC and Equities

•Deposits at amortised cost increased £48.7bn to £311.5bn primarily due to an increase in short-term money market deposits and growth in Corporate deposits
•RWAs increased to £214.4bn (December 2021: £185.5bn) resulting from the impact of the appreciation of USD against GBP, regulatory changes that took effect from 1 January 2022, increased client activity within CIB, an increase in respect of short term hedging arrangements designed to manage the risks of the rescission offer relating to the Over-issuance of Securities and higher CC&P balances driven mainly by the GAP portfolio acquisition
•The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2021 was 12.8% (December 2021: 12.9%), which is above regulatory capital minimum requirements
•The Barclays Bank Group liquidity pool increased to £257bn (December 2021: £205bn), driven by continued deposit growth and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 137% (December 2021: 140%), and reflects higher net stress outflows versus the 31 December 2021

Barclays Bank PLC	4

Risk Management

Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Barclays Bank Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Barclays Bank Group, the process by which the Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on the Barclays Bank Group’s principal risks and previously identified material existing and emerging risks and how such risks are managed is available in the Barclays Bank PLC Annual Report 2021 or online at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period other than as set out below.
Material existing and emerging risks
Set out below are details of two additional material risks identified in H122 which potentially impact more than one principal risk.
Internal control over financial reporting and disclosure controls and procedures
The Barclays Bank Group is subject to requirements under the Sarbanes-Oxley Act of 2002, as amended, to perform system and process evaluation and testing of its internal control over financial reporting to allow management to assess the effectiveness of its internal controls. In connection with the offer and sale of securities by Barclays Bank PLC in excess of the amounts registered under its shelf registration statement on Form F-3 declared effective by the U.S. Securities and Exchange Commission (SEC) in 2019 (2019 F-3) and the predecessor U.S. shelf registration statement filed in 2018 (the Predecessor Shelf) (see “Over-issuance of U.S. securities under Barclays Bank PLC’s U.S. shelf registration statements” below), management has concluded that the Barclays Bank Group had a material weakness in relation to certain aspects of its internal control environment and that, as a consequence, its internal control over financial reporting as at 31 December 2021 was not effective under the applicable Committee of Sponsoring Organizations Framework and its disclosure controls and procedures were not effective as at such date. The material weakness that has been identified relates to a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. As a result of this weakness, Barclays Bank PLC issued securities in excess of the amounts under the U.S. shelf registration statements referred to above.
Remediation efforts have begun and the Barclays Bank Group is taking steps to strengthen internal controls relating to securities issuance to address the material weakness. However, internal control systems (no matter how well designed) have inherent limitations and may not prevent or detect further misstatements or errors (whether of a similar or different character to the foregoing). If the Barclays Bank Group fails to maintain an effective internal control environment or its disclosure controls and procedures are not effective, the Barclays Bank Group could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which could cause investors to lose confidence in the Barclays Bank Group's reported financial information. This could in turn limit the Barclays Bank Group's access to capital markets, negatively impact its results of operations, and lead to a negative impact on the trading price of its securities. Additionally, ineffective internal control over financial reporting could expose the Barclays Bank Group to increased risk of fraud or misuse of corporate assets and subject it to potential regulatory investigations and civil or criminal sanctions. Any of the foregoing could have a material adverse effect on Barclays Bank PLC’s and the Barclays Bank Group's business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Over-issuance of U.S. securities under Barclays Bank PLC’s U.S. shelf registration statements
The Barclays Bank Group may be subject to claims for rescission or damages and regulatory enforcement actions in connection with certain sales of securities issued by Barclays Bank PLC materially in excess of the amounts set forth in prior registration statements as set out under “Internal control over financial reporting and disclosure controls and procedures” above.
The securities that were issued in excess of these amounts comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales were not made in compliance with the U.S. Securities Act of 1933, as amended (Securities Act), giving rise to rights of rescission for certain purchasers of the securities. As a result, Barclays Bank PLC has elected to make a rescission offer (Rescission Offer) to eligible purchasers of the relevant affected securities, which it intends to launch on 1 August 2022.
As previously disclosed, the Barclays Bank Group is conducting a review (the Review), assisted by external counsel, of the facts and circumstances relating to the sale of the relevant affected securities in excess of amounts registered under such U.S. shelf registration statements and, among other things, the control environment related to such sales. The Review is at an advanced stage and reports on its progress have been made to the Barclays Bank Group’s management team, the Barclays Bank Group Board, and regulators, including the SEC Divisions of Enforcement and Corporation Finance. Such reports have included, among other things: (i) an assessment that the issuance of securities in excess of the maximum

Barclays Bank PLC	5

Risk Management
aggregate offering price for Barclays Bank PLC’s 2019 U.S. Shelf resulted from a failure to monitor issuances during the period in which Barclays Bank PLC’s status changed from a “well-known seasoned issuer” to an “ineligible issuer” for U.S. securities law purposes, which required Barclays Bank PLC to pre-register a set amount of securities to be issued under its U.S. Shelf with the SEC; (ii) confirmation that the Review has not identified any evidence of intentional misconduct; and (iii) the discovery that, while the vast majority of the over-issuance occurred under the 2019 U.S. Shelf, a small portion of the over-issuance also occurred under the Predecessor Shelf.
The Barclays Bank Group is also conducting an internal review involving a five-year look-back at limits in other issuance programmes. Management has assessed as remote the risk of material financial impact associated with issuance limits other than where pre-registration of securities is required; therefore the focus of the review has been on programmes with external regulatory limits related to securities issuance. This review has not identified any other breach of an external regulatory limit in any issuance programme used by a member of the Barclays Bank Group.

Management has identified an instance where a limit imposed solely for internal governance reasons was exceeded when taking into account a large security held on the Barclays Bank Group's own balance sheet issued under a non-SEC registered debt issuance programme which did not have an external limit, although the breach of the internal limit did not give rise to any rights on the part of investors and did not constitute a material weakness. Nevertheless, there can be no assurance that the ongoing internal or external counsel reviews will not identify additional facts and information that could be material to an evaluation of this aspect of the Barclays Bank Group's control environment.
Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (Rescission Price). Pursuant to the Rescission Offer, Barclays Bank PLC will offer to repurchase the relevant affected securities at the Rescission Price.
Although the Rescission Offer is expected to reduce liability with respect to potential private civil claims, it will not necessarily prevent such claims from being asserted against Barclays Bank PLC and/or its affiliates, including claims under applicable U.S. federal securities laws.
Further, the Rescission Offer does not bar the SEC or other authorities from pursuing enforcement actions against Barclays Bank PLC and its affiliates, which are expected to result in fines, penalties and/or other sanctions. The Barclays Bank Group is engaged with, and responding to inquiries and requests for information from, various regulators, including the SEC. The SEC’s investigation into this matter is at an advanced stage and the Barclays Bank Group has had preliminary discussions with the staff of the SEC’s Division of Enforcement about resolving this matter.
As at 30 June 2022, Barclays Bank PLC has recognised a balance sheet provision of £1,757m (December 2021: £220m) in relation to this matter, out of which £1,592m (December 2021: £220m) relates to the over-issuance of structured notes, and £165m (December 2021: £nil) relates to liabilities that could be incurred arising out of ongoing discussions in respect of a potential SEC resolution. A contingent liability exists in relation to the over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against Barclays Bank PLC and its affiliates but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions, there is currently no indication of the exact timing for resolution and it is not practicable to provide an estimate of the financial effects.
The final cost of the Rescission Offer will be impacted by a number of factors, including prevailing market conditions. Prior to the completion of the Rescission Offer, the amount of the provision in relation to the over-issuance of structured notes will fluctuate, perhaps materially, due, in part, to the volatility of the market prices for the structured notes subject to the Rescission Offer. While Barclays Bank PLC and/or its affiliates have entered into hedging arrangements designed to minimise the volatility, such arrangements cannot by their very nature completely hedge the exposures, which may mean the final impact of the Rescission Offer may materially differ from the £1,592m provision reflected as at 30 June 2022. In addition, the hedging arrangements may be modified, may not prove effective (in existing or modified form), may expire prior to the end of the Rescission Offer and do not cover any other losses arising out of potential private civil claims or enforcement actions. The provision of £165m in relation to the potential SEC resolution may also be impacted by the ultimate outcome of the ongoing discussions. Any of the foregoing could result in material additional losses for the Barclays Bank Group.
Any liabilities, claims or actions in connection with the Over-issuance of Securities under the 2019 F-3 and the Predecessor Shelf could have a material adverse effect on Barclays Bank PLC's and the Barclays Bank Group's business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Management has concluded that, by virtue of the fact that there was a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits, the Barclays Bank Group had a material weakness in relation to certain aspects of its internal control environment and, as a consequence, its internal control over financial reporting and disclosure controls and procedures as at 31 December 2021 were not effective. Further details on such material weakness are set out under “Internal control over financial reporting and disclosure controls and procedures” above.

Barclays Bank PLC	6

Credit Risk
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	10,461	314	11	170	495	1,016	11,972
Credit cards, unsecured loans and other retail lending	29,940	2,944	187	201	3,332	1,682	34,954
Wholesale loans	124,360	11,154	79	322	11,555	707	136,622
Total	164,761	14,412	277	693	15,382	3,405	183,548

Impairment allowance
Home loans	10	14	1	1	16	343	369
Credit cards, unsecured loans and other retail lending	679	685	55	81	821	883	2,383
Wholesale loans	246	196	1	1	198	254	698
Total	935	895	57	83	1,035	1,480	3,450

Net exposure
Home loans	10,451	300	10	169	479	673	11,603
Credit cards, unsecured loans and other retail lending	29,261	2,259	132	120	2,511	799	32,571
Wholesale loans	124,114	10,958	78	321	11,357	453	135,924
Total	163,826	13,517	220	610	14,347	1,925	180,098

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	4.5	9.1	0.6	3.2	33.8	3.1
Credit cards, unsecured loans and other retail lending	2.3	23.3	29.4	40.3	24.6	52.5	6.8
Wholesale loans	0.2	1.8	1.3	0.3	1.7	35.9	0.5
Total	0.6	6.2	20.6	12.0	6.7	43.5	1.9

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,760	548	22	83	653	958	11,371
Credit cards, unsecured loans and other retail lending	24,011	2,402	198	182	2,782	1,469	28,262
Wholesale loans	95,242	12,275	301	386	12,962	921	109,125
Total	129,013	15,225	521	651	16,397	3,348	148,758

Impairment allowance
Home loans	8	33	1	1	35	343	386
Credit cards, unsecured loans and other retail lending	605	677	39	75	791	906	2,302
Wholesale loans	183	188	3	2	193	435	811
Total	796	898	43	78	1,019	1,684	3,499

Net exposure
Home loans	9,752	515	21	82	618	615	10,985
Credit cards, unsecured loans and other retail lending	23,406	1,725	159	107	1,991	563	25,960
Wholesale loans	95,059	12,087	298	384	12,769	486	108,314
Total	128,217	14,327	478	573	15,378	1,664	145,259

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	6.0	4.5	1.2	5.4	35.8	3.4
Credit cards, unsecured loans and other retail lending	2.5	28.2	19.7	41.2	28.4	61.7	8.1
Wholesale loans	0.2	1.5	1.0	0.5	1.5	47.2	0.7
Total	0.6	5.9	8.3	12.0	6.2	50.3	2.4
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £173.9bn (December 2021: £135.5bn) and impairment allowance of £138m (December 2021: £104m). This comprises £7m (December 2021: £4m) ECL on £172.1bn (December 2021: £135.3bn) Stage 1 assets, £2m (December 2021: £0m) on £1.7bn (December 2021: £65m) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £129m (December 2021: £100m) on £133m (December 2021: £100m) Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £487m (December 2021:£499m).

Barclays Bank PLC	7

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays Bank PLC Annual Report 2021. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2022	9,760	8	653	35	958	343	11,371	386
Transfers from Stage 1 to Stage 2	(219)	—	219	—	—	—	—	—
Transfers from Stage 2 to Stage 1	330	13	(330)	(13)	—	—	—	—
Transfers to Stage 3	(127)	—	(51)	(3)	178	3	—	—
Transfers from Stage 3	14	—	21	2	(35)	(2)	—	—
Business activity in the period[1]	1,185	2	—	—	—	—	1,185	2
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	52	(13)	7	(4)	6	10	65	(7)
Final repayments	(534)	—	(24)	(1)	(81)	(1)	(639)	(2)
Disposals	—	—	—	—	—	—	—	—
Write-offs[2]	—	—	—	—	(10)	(10)	(10)	(10)
As at 30 June 2022[3]	10,461	10	495	16	1,016	343	11,972	369

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	24,011	605	2,782	791	1,469	906	28,262	2,302
Transfers from Stage 1 to Stage 2	(1,293)	(28)	1,293	28	—	—	—	—
Transfers from Stage 2 to Stage 1	944	199	(944)	(199)	—	—	—	—
Transfers to Stage 3	(356)	(7)	(270)	(127)	626	134	—	—
Transfers from Stage 3	15	7	32	4	(47)	(11)	—	—
Business activity in the period[1]	6,041	331	174	15	13	2	6,228	348
Refinements to models used for calculation[4]	—	43	—	187	—	96	—	326
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	2,749	(453)	485	145	123	139	3,357	(169)
Final repayments	(2,019)	(14)	(193)	(13)	(112)	(5)	(2,324)	(32)
Disposals[5]	(152)	(4)	(27)	(10)	(26)	(14)	(205)	(28)
Write-offs[2]	—	—	—	—	(364)	(364)	(364)	(364)
As at 30 June 2022[3]	29,940	679	3,332	821	1,682	883	34,954	2,383
1Business activity in the period does not include additional drawdowns on the existing facility which are reported under “Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes”. Business activity reported within Credit cards, unsecured loans and other retail lending portfolio includes GAP portfolio acquisition in US cards of £2.7bn.
2In H122, gross write-offs amounted to £560m (H121: £606m) and post write-off recoveries amounted to £20m (H121: £15m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £540m (H121: £591m).
3Other financial assets subject to impairment excluded in the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £173.9bn (December 2021: £135.5bn) and impairment allowance of £138m (December 2021: £104m). This comprises £7m ECL (December 2021: £4m) on £172.1bn Stage 1 assets (December 2021: £135.3bn), £2m (December 2021: £0m) on £1.7bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2021: £65m) and £129m (December 2021: £100m) on £133m Stage 3 other assets (December 2021: £100m).
4Refinements to models used for calculation reported within Credit cards, unsecured loans and other retail lending portfolio include a £0.3bn movement in US cards. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
5The £0.2bn of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to sale of NFL portfolio within US cards.

Barclays Bank PLC	8

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale loans
As at 1 January 2022	95,242	183	12,962	193	921	435	109,125	811
Transfers from Stage 1 to Stage 2	(2,035)	(4)	2,035	4	—	—	—	—
Transfers from Stage 2 to Stage 1	4,848	31	(4,848)	(31)	—	—	—	—
Transfers to Stage 3	(38)	—	(66)	(1)	104	1	—	—
Transfers from Stage 3	32	—	1	—	(33)	—	—	—
Business activity in the period[1]	24,929	28	1,628	13	1	—	26,558	41
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	18,690	31	1,555	46	(10)	91	20,235	168
Final repayments	(17,308)	(23)	(1,681)	(26)	(44)	(40)	(19,033)	(89)
Disposals[2]	—	—	(31)	—	(46)	(47)	(77)	(47)
Write-offs[3]	—	—	—	—	(186)	(186)	(186)	(186)
As at 30 June 2022[4]	124,360	246	11,555	198	707	254	136,622	698

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(7)
Credit cards, unsecured loans and other retail lending								473
Wholesale loans								120
ECL movement excluding assets derecognised due to disposals and write-offs								586
Recoveries and reimbursements[5]								(31)
Exchange and other adjustments[6]								(245)
Impairment release on loan commitments and other financial guarantees								(40)
Impairment charge on other financial assets[4]								23
Income statement charge for the period								293
1Business activity in the period does not include additional drawdowns on the existing facility which are reported under “Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes”.
2The £0.1bn of disposals reported within Wholesale loans relate to debt sales undertaken during the year.
3In H122, gross write-offs amounted to £560m (H121: £606m) and post write-off recoveries amounted to £20m (H121: £15m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £540m (H121: £591m).
4Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £173.9bn (December 2021: £135.5bn) and impairment allowance of £138m (December 2021: £104m). This comprises £7m ECL (December 2021: £4m) on £172.1bn Stage 1 assets (December 2021: £135.3bn), £2m (December 2021: £0m) on £1.7bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2021: £65m) and £129m (December 2021: £100m) on £133m Stage 3 other assets (December 2021: £100m).
5Recoveries and reimbursements includes a net gain in relation to reimbursements from guarantee contracts held with third parties of £11m (H121 loss: £216m) and post write off recoveries of £20m (H121: £15m).
6Exchange and other adjustments includes foreign exchange and interest and fees in suspense.

Barclays Bank PLC	9

Credit Risk

Loan commitments and financial guarantees

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2022	53	—	—	—	1	—	54	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	2	—	—	—	—	—	2	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	2	—	—	—	—	—	2	—
Limit management and final repayments	(13)	—	—	—	—	—	(13)	—
As at 30 June 2022	44	—	—	—	1	—	45	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	78,655	36	3,214	33	32	20	81,901	89
Net transfers between stages	(645)	4	361	—	284	(4)	—	—
Business activity in the year	26,149	1	195	—	—	—	26,344	1
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,050	24	(1,156)	1	(259)	2	8,635	27
Limit management and final repayments	(3,012)	—	(156)	—	(4)	(1)	(3,172)	(1)
As at 30 June 2022	111,197	65	2,458	34	53	17	113,708	116

Wholesale loans
As at 1 January 2022	178,006	167	28,417	241	1,017	2	207,440	410
Net transfers between stages	9,900	36	(9,835)	(37)	(65)	1	—	—
Business activity in the year	37,356	19	2,864	24	—	—	40,220	43
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	17,664	(9)	1,526	(23)	142	(3)	19,332	(35)
Limit management and final repayments	(36,362)	(14)	(4,639)	(33)	(245)	—	(41,246)	(47)
As at 30 June 2022	206,564	199	18,333	172	849	—	225,746	371

Barclays Bank PLC	10

Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Total management adjustments to impairment allowance are presented by product below:
Overview of management adjustments to models for impairment allowance1

	As at 30.06.22		As at 31.12.21
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	5	1.4	34	8.8
Credit cards, unsecured loans and other retail lending	557	22.3	966	40.4
Wholesale loans	191	17.8	142	11.6
Total	753	19.1	1,142	28.6

Management adjustments to models for impairment allowance1

	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments	Other adjustments	Total adjustments	Total impairment allowance[3]
		(a)	(b)	(a+b)
As at 30.06.22	£m	£m	£m	£m	£m
Home loans	364	5	—	5	369
Credit cards, unsecured loans and other retail lending	1,938	416	141	557	2,495
Wholesale loans	882	293	(102)	191	1,073
Total	3,184	714	39	753	3,937

As at 31.12.21
Home loans	352	34	—	34	386
Credit cards, unsecured loans and other retail lending	1,425	771	195	966	2,391
Wholesale loans	1,079	244	(102)	142	1,221
Total	2,856	1,049	93	1,142	3,998
1Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2Includes £2.7bn (December 2021: £2.2bn) of modelled ECL, £0.3bn (December 2021: £0.5bn) of individually assessed impairments and £0.2bn (December 2021: £0.2bn) ECL from non-modelled exposures.
3Total impairment allowance consists of ECL stock on drawn and undrawn exposure.
Economic uncertainty adjustments
Throughout the COVID-19 pandemic in 2020 and 2021, macroeconomic forecasts anticipated lasting impacts to unemployment levels and customer and client stress. However, the most recent macroeconomic outlook suggests the concerns over the spread of COVID-19 in major economies has receded and normalisation of customer behaviour has been observed, but uncertainty persists: Russia’s invasion of Ukraine is affecting global energy markets and food prices; China’s ‘zero-COVID-19’ policy is putting pressure on already stretched supply chains; and tight labour markets continue to generate inflationary pressures. Credit deterioration may still occur as emerging supply chain disruption and inflationary pressures may challenge economic stability; and economic consensus may not capture the range of arising economic uncertainty.
Given this backdrop, COVID-19 related expert judgements have been materially replaced by provisions for customers and clients considered most vulnerable to rising costs and supply chain disruption. This uncertainty continues to be captured in two distinct ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to the emerging economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
The economic uncertainty adjustments of £0.7bn (FY21: £1.0bn) include customer and client uncertainty provisions of £0.6bn (FY21: £0.9bn) and model uncertainty provisions of £0.1bn (FY21: £0.1bn).

Barclays Bank PLC	11

Credit Risk
Customer and client uncertainty provisions include an adjustment of £0.6bn (2021: £0.9bn) which has been applied to customers and clients considered potentially vulnerable to the emerging economic instability in light of inflationary and supply chain concerns. This adjustment is split between Credit cards, unsecured loans and other retail lending £0.4bn (2021: £0.6bn) and wholesale loans £0.2bn (2021: £0.2bn). The reduction in the credit cards, unsecured loans and other retail lending-related adjustment is due to the unwinding of COVID-19 related expert judgements partially offset by provisions booked for customers and clients considered more vulnerable to rising costs and slowing consumer demand.

Furthermore, a previously held 2021 adjustment of £0.1bn to amend probabilities of default (PDs), informed by pre COVID-19 levels, is no longer required as the normalisation of customer behaviour is now captured within the modelled output.
Model uncertainty provisions of £0.1bn (2021: £0.1bn) informed by modelled provisions following the updated Q222 scenario.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be corrected in the underlying models. These adjustments result from data limitations and model performance related issues identified through established governance processes. The quantum of adjustments has reduced in response to the macroeconomic variable refresh in Q222 as well as model enhancements made during H122. Material adjustments comprise the following:
Credit cards, unsecured loans and other retail lending: Includes an annual update to the qualitative measures used in high risk account management (HRAM) and the Day 1 impact on provisions due to the GAP portfolio acquisition in US cards.
Wholesale loans: Represents the net adjustments for model inaccuracies informed by model monitoring.

Barclays Bank PLC	12

Credit Risk
Measurement uncertainty
Management has applied economic uncertainty and other adjustments to modelled ECL outputs. Economic uncertainty adjustments have been applied to customers and clients considered most vulnerable to rising costs and supply chain disruption. As a result, ECL is higher than would be the case if it were based on forecast economic scenarios alone.
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables, (including GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years.
Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q222. The current Baseline scenario reflects the latest consensus economic forecasts. Unemployment rates remain low, close to current levels. As inflation expectations drift higher, central banks tighten monetary policy sharply. In 2023, the UK Bank Rate reaches 2.75%, while the US Federal Funds Rate peaks at 3.25%. Rising borrowing charges and falling real wages subtract from growth through lower investment and household consumption. In the Downside 2 scenario, with inflation expectations rising, the central banks have to raise interest rates very sharply. The UK Bank Rate and the US Federal Funds Rate both reach 5.0% in Q223. Higher borrowing costs derail the economy and unemployment peaks in Q124 at 9.2% in the UK and 9.5% in the US. Given already stretched valuations, the sharp increase in mortgage servicing costs sees house prices decrease very sharply. In the Upside 2 scenario, supply disruptions are resolved, while the aggregate demand is supported by a release of household savings. GDP growth accelerates. Recovering labour force participation limits domestic inflationary pressures, while lower energy prices add some downward pressure on prices globally.
The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the ECL estimation are also used for Barclays’ internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables. For example, mortgages are highly sensitive to house prices; credit cards and unsecured consumer loans are highly sensitive to unemployment.
The decrease in the Upside scenario weightings and increase in the Baseline weighting were driven by: (i) continued growth in UK/US GDP which resulted in a narrower range of future GDP paths; and (ii) generally less favourable GDP projections across scenarios, increasing the distance between Upside 2 and Baseline scenario paths. For further details see page 16.
COVID-19 related expert judgements have been materially replaced by provisions for customers and clients considered most vulnerable to rising costs and supply chain disruption. The economic uncertainty adjustments of £0.7bn (FY21: £1.0bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer uncertainty provision of £0.6bn (FY21: £0.9bn) and a model uncertainty provision of £0.1bn (FY21: £0.1bn). For further details, see pages 11 to 12.
The tables below show the key consensus macroeconomic variables used in the scenarios (five-year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’, i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. The five-year average table provides additional transparency.

Barclays Bank PLC	13

Credit Risk

Baseline average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30 June 2022%		%	%	%	%
UK GDP[1]	3.9	1.7	1.6	1.6	1.6
UK unemployment[2]	4.0	4.1	3.9	3.9	3.9
UK HPI[3]	4.3	1.0	2.2	2.5	2.8
UK bank rate	1.5	2.7	2.4	2.1	2.0
US GDP[1]	3.3	2.2	2.1	2.1	2.1
US unemployment[4]	3.6	3.5	3.5	3.5	3.5
US HPI[5]	4.1	3.4	3.4	3.4	3.4
US federal funds rate	1.5	3.2	2.9	2.7	2.5

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[1]	6.2	4.9	2.3	1.9	1.7
UK unemployment[2]	4.8	4.7	4.5	4.3	4.2
UK HPI[3]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[1]	5.5	3.9	2.6	2.4	2.4
US unemployment[4]	5.5	4.2	3.6	3.6	3.6
US HPI[5]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30 June 2022%		%	%	%	%
UK GDP[1]	3.1	(4.8)	(0.4)	4.3	3.6
UK unemployment[2]	5.2	8.4	8.6	6.8	5.9
UK HPI[3]	0.2	(26.2)	(3.6)	17.9	10.2
UK bank rate	1.8	4.7	4.3	2.6	2.3
US GDP[1]	2.4	(4.1)	(0.2)	3.4	2.7
US unemployment[4]	4.6	8.0	9.0	7.1	5.8
US HPI[5]	(0.2)	(11.7)	(0.2)	5.5	3.5
US federal funds rate	1.8	4.8	4.6	3.6	3.0

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[1]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[2]	4.8	7.2	9.0	7.6	6.3
UK HPI[3]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[1]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[4]	5.5	6.4	9.1	8.1	6.4
US HPI[5]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays Bank PLC	14

Credit Risk

Downside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30 June 2022%		%	%	%	%
UK GDP[1]	3.5	(1.6)	0.6	3.0	2.6
UK unemployment[2]	4.6	6.2	6.2	5.3	4.9
UK HPI[3]	2.3	(13.2)	(0.8)	10.0	6.5
UK bank rate	1.6	3.8	3.4	2.4	2.0
US GDP[1]	2.7	(1.0)	1.1	2.9	2.5
US unemployment[4]	4.1	5.7	6.2	5.3	4.6
US HPI[5]	1.9	(4.4)	1.6	4.4	3.4
US federal funds rate	1.7	3.9	3.8	3.2	2.8

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[1]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[2]	4.8	6.2	6.8	6.0	5.3
UK HPI[3]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[1]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[4]	5.5	5.4	6.6	6.1	5.2
US HPI[5]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30 June 2022%		%	%	%	%
UK GDP[1]	5.0	5.2	3.1	2.4	2.0
UK unemployment[2]	3.8	3.7	3.6	3.6	3.6
UK HPI[3]	6.5	11.2	6.2	4.7	3.7
UK bank rate	1.2	1.5	1.4	1.3	1.3
US GDP[1]	4.0	4.9	3.6	3.4	3.4
US unemployment[4]	3.4	3.0	3.1	3.1	3.1
US HPI[5]	5.4	5.5	4.6	4.5	4.5
US federal funds rate	1.1	2.2	1.9	1.7	1.5

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[1]	6.2	7.2	4.0	2.7	2.1
UK unemployment[2]	4.8	4.5	4.1	4.0	4.0
UK HPI[3]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[1]	5.5	5.3	4.1	3.5	3.4
US unemployment[4]	5.5	3.9	3.4	3.3	3.3
US HPI[5]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays Bank PLC	15

Credit Risk

Upside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30 June 2022%		%	%	%	%
UK GDP[1]	4.5	3.5	2.4	2.0	1.8
UK unemployment[2]	3.9	3.8	3.8	3.8	3.8
UK HPI[3]	5.4	6.3	4.1	3.6	3.2
UK bank rate	1.3	2.0	1.6	1.5	1.5
US GDP[1]	3.7	3.7	3.0	2.9	2.9
US unemployment[4]	3.5	3.2	3.3	3.3	3.3
US HPI[5]	4.7	4.4	4.0	3.9	3.9
US federal funds rate	1.3	2.4	2.2	1.9	1.8

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[1]	6.2	6.0	3.1	2.3	1.9
UK unemployment[2]	4.8	4.6	4.3	4.2	4.1
UK HPI[3]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[1]	5.5	4.6	3.4	2.9	2.9
US unemployment[4]	5.5	4.0	3.5	3.5	3.5
US HPI[5]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30 June 2022
Scenario probability weighting	14.0	25.6	37.8	15.2	7.4
As at 31 December 2021
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

Barclays Bank PLC	16

Credit Risk
Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30 June 2022%		%	%	%	%
UK GDP[2]	16.8	12.8	2.1	(1.1)	(5.9)
UK unemployment[3]	3.6	3.8	4.0	6.6	9.2
UK HPI[4]	36.7	24.8	2.6	(13.6)	(30.8)
UK bank rate[3]	0.8	0.8	2.1	4.0	5.0
US GDP[2]	20.2	16.1	2.4	(0.5)	(5.0)
US unemployment[3]	3.0	3.2	3.5	6.5	9.5
US HPI[4]	27.0	22.9	3.5	(2.6)	(13.4)
US federal funds rate[3]	0.3	0.3	2.6	4.1	5.0

As at 31 December 2021
UK GDP[2]	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment[3]	4.0	4.1	4.5	7.0	9.2
UK HPI[4]	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate[3]	0.1	0.1	0.7	2.8	4.0
US GDP[2]	22.8	19.6	3.4	1.5	(1.3)
US unemployment[3]	3.3	3.5	4.1	6.8	9.5
US HPI[4]	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate[3]	0.1	0.1	0.8	2.3	3.5
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q122 (2021: Q121).
2Maximum growth relative to Q421 (2021: Q420), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q421 (2021: Q420), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios..
4Maximum growth relative to Q421 (2021: Q420), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q421 (2021: Q420), based on 20 quarter period in Downside scenarios.

Barclays Bank PLC	17

Credit Risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30 June 2022%		%	%	%	%
UK GDP[2]	3.5	2.8	2.1	1.6	1.1
UK unemployment[3]	3.7	3.8	4.0	5.5	7.0
UK HPI[4]	6.4	4.5	2.6	0.6	(1.5)
UK bank rate[3]	1.3	1.6	2.1	2.7	3.1
US GDP[2]	3.9	3.2	2.4	1.6	0.8
US unemployment[3]	3.1	3.3	3.5	5.2	6.9
US HPI[4]	4.9	4.2	3.5	1.4	(0.8)
US federal funds rate[3]	1.7	1.9	2.6	3.1	3.6

As at 31 December 2021
UK GDP[2]	4.4	3.9	3.4	2.7	1.8
UK unemployment[3]	4.3	4.4	4.5	5.8	7.0
UK HPI[4]	6.3	4.4	2.4	0.3	(2.0)
UK bank rate[3]	0.3	0.5	0.7	1.7	2.3
US GDP[2]	4.4	3.9	3.4	2.4	1.3
US unemployment[3]	3.9	4.0	4.1	5.7	7.1
US HPI[4]	8.9	7.7	6.2	3.6	1.4
US federal funds rate[3]	0.5	0.6	0.8	1.5	2.1
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. .
25-year yearly average CAGR, starting 2021 (2021: 2020).
35-year average. Period based on 20 quarters from Q122 (2021: Q121).
45-year quarter end CAGR, starting Q421 (2021: Q420).

Barclays Bank PLC	18

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.22			Half year ended 31.12.21			Half year ended 30.06.21
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	16	24	8	10	13	7	18	30	9
Interest rate risk	10	19	4	5	8	4	8	14	4
Equity risk	10	29	4	8	29	4	10	15	6
Basis risk	9	24	4	4	6	3	7	10	3
Spread risk	5	10	3	4	6	3	4	6	3
Foreign exchange risk	10	25	2	4	16	1	3	6	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	6	17	3	3	5	2	2	4	2
Diversification effect[1]	(39)	n/a	n/a	(23)	n/a	n/a	(30)	n/a	n/a
Total management VaR	27	44	14	15	35	6	22	36	13
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.
Average management VaR increased 80% to £27m (H221: £15m) driven by elevated market volatility and defensive risk positioning. Risk taking during the period remained within risk appetite.

Barclays Bank PLC	19

Treasury and Capital Risk
Funding and liquidity
Overview
The Barclays Bank Group liquidity pool increased to £257bn (December 2021: £205bn), driven by continued deposit growth and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) LCR remained well above the 100% regulatory requirement at 137% (December 2021: 140%), and reflects higher net stress outflows versus the year-end position.
For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under the Barclays Bank PLC DoLSub arrangement.
Liquidity risk stress testing
The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 30 June 2022, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net stress outflows to its internal and regulatory requirements. The proportional split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.
A significant portion of the Barclays Bank Group liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

	As at 30.06.22	As at 31.12.21
	£bn	£bn
Barclays Bank Group liquidity pool	257	205

	%	%
Barclays Bank PLC DoLSub liquidity coverage ratio	137	140

Barclays Bank PLC	20

Treasury and Capital Risk
Capital and leverage
Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays Bank PLC Interim 2022 Pillar 3 Report, expected to be published on 19 August 2022, and which will be available at home.barclays/investor-relations/reports-and-events.
Significant regulatory updates in the period
On 1 January 2022 the PRA’s implementation of Basel III standards took effect including the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR), which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which include revisions to the criteria for definition of default, probability of default (PD) and loss given default (LGD) estimation to ensure supervisory consistency and increase transparency of IRB models.
From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits). Minimum requirements for Barclays Bank PLC are expected to apply from 1 January 2023 at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA.
References to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018. On 31 March 2022, the temporary transitional powers available to UK regulators to delay or phase in on-shoring of European Union legislation into UK law ended with full compliance of the on-shored regulations required from 1 April 2022.
Impact of the Over-issuance of Securities
Basis of preparation
In March 2022, Barclays Bank PLC became aware it had issued securities in excess of the amount it had registered with the SEC under Barclays Bank PLC’s 2019 F-3 and subsequently became aware that securities had also been issued in excess of the amount it had registered with the SEC under the Predecessor Shelf. The securities issued in excess of the registered amount comprised structured products and exchange traded notes. As these securities were not issued in compliance with the Securities Act, a right of rescission has arisen for certain purchasers of the securities. A proportion of the expected costs associated with the Rescission Offer (as defined in Note 1 Restatement of financial statements on page 29) are attributable to the financial statements for the year ended 31 December 2021 resulting in the restatement of the 2021 figures in the tables below.
Prior to the restatement, litigation and conduct charges in the income statement in relation to 2021 were under reported by £170m (post-tax). Total CET1 decreased by £200m from £24,128m to £23,928m, inclusive of the impact on regulatory threshold deductions. This resulted in reductions in the transitional CET1 ratio (13.0% to 12.9%), fully loaded CET1 ratio (12.7% to 12.6%), T1 ratio (17.6% to 17.5%) and total capital ratio (20.6% to 20.5%). Leverage exposure increased £1.9bn to recognise, on a regulatory basis, the potential commitment relating to the Rescission Offer. The CRR leverage ratio remained unchanged at 3.7%.
As at 30 June 2022, Barclays Bank PLC solo-consolidated CET1 ratio was 12.8% which is above its minimum regulatory requirement.

		Restated[1]
Capital ratios[2,3,4]	As at 30.06.22	As at 31.12.21
CET1	12.8%	12.9%
Tier 1 (T1)	16.4%	17.5%
Total regulatory capital	18.7%	20.5%

		Restated[1]
	As at 30.06.22	As at 31.12.21
Capital resources	£m	£m
CET1 capital	27,420	23,928
T1 capital	35,088	32,395
Total regulatory capital	40,106	37,954

Risk weighted assets (RWAs)	214,426	185,467

Barclays Bank PLC	21

Treasury and Capital Risk

		Restated[1]
	As at 30.06.22	As at 31.12.21
Leverage ratio[2,5]	£m	£m
UK leverage ratio	4.6%	3.7%
T1 capital	35,088	32,395
UK leverage exposure	770,695	883,371
1Capital and leverage metrics as at 31 December 2021 have been restated. See Basis of preparation on page 29 for further details.
2Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.
3The fully loaded CET1 ratio was 12.7%, with £27.1bn of CET1 capital and £214.2bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
4The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.
5Prior period comparatives are on a CRR leverage basis as Barclays Bank PLC solo-consolidated was not subject to the UK Leverage framework until 1 January 2022. Had the UK framework been applied as at 31 December 2021, the Barclays Bank PLC solo-consolidated UK leverage exposure would have been £767.6bn and the UK Leverage ratio would have been 4.1%.

Barclays Bank PLC	22

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

			Restated[2]
		Half year ended 30.06.22	Half year ended 30.06.21
	Notes[1]	£m	£m
Interest and similar income		4,098	2,444
Interest and similar expense		(1,865)	(921)
Net interest income		2,233	1,523
Fee and commission income		4,008	4,070
Fee and commission expense		(1,169)	(870)
Net fee and commission income	3	2,839	3,200
Net trading income		5,026	3,467
Net investment expense		(139)	(36)
Other income		31	35
Total income		9,990	8,189
Credit impairment (charge)/release		(293)	288
Net operating income		9,697	8,477

Staff costs		(2,600)	(2,385)
Infrastructure, administration and general expenses		(2,659)	(2,674)
Litigation and conduct	8	(1,833)	(164)
Operating expenses		(7,092)	(5,223)

Share of post-tax results of associates and joint ventures		—	3
Profit before tax		2,605	3,257
Tax charge	4	(476)	(594)
Profit after tax		2,129	2,663

Attributable to:
Equity holders of the parent		1,801	2,360
Other equity instrument holders		328	303
Profit after tax		2,129	2,663
1For notes to the Financial Statements see pages 29 to 51.
22021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.

Barclays Bank PLC	23

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

			Restated[3]
		Half year ended 30.06.22	Half year ended 30.06.21
	Notes[1]	£m	£m
Profit after tax		2,129	2,663

Other comprehensive (loss)/income that may be recycled to profit or loss[2]
Currency translation reserve	12	2,008	(552)
Fair value through other comprehensive income reserve	12	(799)	(312)
Cash flow hedging reserve	12	(2,874)	(823)
Other comprehensive loss that may be recycled to profit or loss		(1,665)	(1,687)

Other comprehensive income/(loss) not recycled to profit or loss
Retirement benefit remeasurements	9	1,090	103
Own credit	12	855	(47)
Other comprehensive income not recycled to profit or loss		1,945	56

Other comprehensive income/(loss) for the period		280	(1,631)

Total comprehensive income for the period		2,409	1,032
1For notes to the Financial Statements see pages 29 to 51.
2Reported net of tax.
32021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.

Barclays Bank PLC	24

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
			Restated[2]
		As at 30.06.22	As at 31.12.21
Assets	Notes[1]	£m	£m
Cash and balances at central banks		221,698	169,085
Cash collateral and settlement balances		128,501	88,085
Loans and advances at amortised cost		180,098	145,259
Reverse repurchase agreements and other similar secured lending		1,060	3,177
Trading portfolio assets		126,896	146,871
Financial assets at fair value through the income statement		210,430	188,226
Derivative financial instruments		344,396	262,291
Financial assets at fair value through other comprehensive income		43,814	45,908
Investments in associates and joint ventures		24	24
Goodwill and intangible assets		1,656	1,449
Property, plant and equipment		1,330	1,248
Current tax assets		1,116	589
Deferred tax assets	4	3,052	2,981
Retirement benefit assets	9	5,234	3,879
Other assets		3,440	2,706
Total assets		1,272,745	1,061,778

Liabilities
Deposits at amortised cost		311,465	262,828
Cash collateral and settlement balances		123,387	79,047
Repurchase agreements and other similar secured borrowing		12,805	12,769
Debt securities in issue		68,656	48,388
Subordinated liabilities	7	32,241	32,185
Trading portfolio liabilities		75,880	53,291
Financial liabilities designated at fair value		255,787	251,131
Derivative financial instruments		321,526	256,523
Current tax liabilities		449	688
Deferred tax liabilities	4	—	6
Retirement benefit liabilities	9	236	246
Other liabilities		8,752	7,249
Provisions	8	2,645	1,110
Total liabilities		1,213,829	1,005,461

Equity
Called up share capital and share premium	10	2,348	2,348
Other equity instruments	11	9,794	9,693
Other reserves	12	53	861
Retained earnings		46,721	43,415
Total equity		58,916	56,317

Total liabilities and equity		1,272,745	1,061,778
1For notes to the Financial Statements see pages 29 to 51.
22021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.

Barclays Bank PLC	25

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
				Restated[2]	Restated[2]
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total equity
Half year ended 30.06.22	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	9,693	861	43,415	56,317
Profit after tax	—	328	—	1,801	2,129
Currency translation movements	—	—	2,008	—	2,008
Fair value through other comprehensive income reserve	—	—	(799)	—	(799)
Cash flow hedges	—	—	(2,874)	—	(2,874)
Retirement benefit remeasurements	—	—	—	1,090	1,090
Own credit	—	—	855	—	855
Total comprehensive income for the period	—	328	(810)	2,891	2,409
Issue and exchange of equity instruments	—	101	—	30	131
Other equity instruments coupons paid	—	(328)	—	—	(328)
Equity settled share schemes	—	—	—	242	242
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(402)	(402)
Dividends paid - ordinary shares	—	—	—	(200)	(200)
Dividends paid - preference shares	—	—	—	(15)	(15)
Capital Contribution from Barclays PLC	—	—	—	750	750
Other movements	—	—	2	10	12
Balance as at 30 June 2022	2,348	9,794	53	46,721	58,916

Half year ended 31.12.21
Balance as at 1 July 2021	2,348	8,621	1,449	41,218	53,636
Profit after tax	—	328	—	1,597	1,925
Currency translation movements	—	—	397	—	397
Fair value through other comprehensive income reserve	—	—	(50)	—	(50)
Cash flow hedges	—	—	(976)	—	(976)
Retirement benefit remeasurements	—	—	—	541	541
Own credit	—	—	34	—	34
Total comprehensive income for the period	—	328	(595)	2,138	1,871
Issue and exchange of other equity instruments	—	1,375	—	3	1,378
Other equity instruments coupons paid	—	(631)	—	(255)	(886)
Equity settled share schemes	—	—	—	785	785
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	338	338
Dividends paid - ordinary shares	—	—	—	(781)	(781)
Dividends paid - preference shares	—	—	—	(27)	(27)
Other movements	—	—	7	(4)	3
Balance as at 31 December 2021	2,348	9,693	861	43,415	56,317
1Details of share capital, other equity instruments and other reserves are shown on pages 29 to 51.
22021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.

Barclays Bank PLC	26

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

				Restated[2]	Restated[2]
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total equity
Half year ended 30.06.21	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	303	—	2,360	2,663
Currency translation movements	—	—	(552)	—	(552)
Fair value through other comprehensive income reserve	—	—	(312)	—	(312)
Cash flow hedges	—	—	(823)	—	(823)
Retirement benefit remeasurements	—	—	—	103	103
Own credit	—	—	(47)	—	(47)
Total comprehensive income for the period	—	303	(1,734)	2,463	1,032
Other equity instruments coupon paid	—	(303)	—	—	(303)
Equity settled share schemes	—	—	—	255	255
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(349)	(349)
Dividends paid - ordinary shares	—	—	—	(694)	(694)
Dividends paid - preference shares	—	—	—	(13)	(13)
Capital contribution from Barclays PLC	—	—	—	—	—
Other movements	—	—	—	(2)	(2)
Balance as at 30 June 2021	2,348	8,621	1,449	41,218	53,636
1Details of share capital, other equity instruments and other reserves are shown on pages 42 to 43.
22021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.

Barclays Bank PLC	27

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)
		Restated[1]
	Half year ended 30.06.22	Half year ended 30.06.21
	£m	£m
Profit before tax	2,605	3,257
Adjustment for non-cash items	(7,938)	5,078
Net (increase)/decrease in loans and advances at amortised cost	(22,252)	2,932
Net increase in deposits at amortised cost	48,637	5,036
Net increase in debt securities in issue	20,268	13,508
Changes in other operating assets and liabilities	14,462	(8,814)
Corporate income tax paid	(280)	(617)
Net cash from operating activities	55,502	20,380
Net cash from investing activities	(7,071)	(3,112)
Net cash from financing activities	488	(2,883)
Effect of exchange rates on cash and cash equivalents	7,045	(5,534)
Net increase in cash and cash equivalents	55,964	8,851
Cash and cash equivalents at beginning of the period	185,860	173,125
Cash and cash equivalents at end of the period	241,824	181,976
12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.

Barclays Bank PLC	28

Financial Statement Notes
1. Basis of preparation
These condensed consolidated interim financial statements (the financial statements) for the six months ended 30 June 2022 have been prepared in accordance with (a) the Disclosure Guidance and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA), and (b) (i) UK adopted IAS 34, Interim Financial Reporting (ii) IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB), and (iii) IAS 34, Interim Financial Reporting as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (EU). UK adopted IAS 34 and EU adopted IAS 34 are currently the same and were the same as at 30 June 2022.
The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2021. The annual financial statements for the year ended 31 December 2021 were prepared in accordance the requirements of the Companies Act 2006 and in accordance with (i) UK-adopted international accounting standards (ii) International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and (iii) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU . UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2021.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended (the Annual Report 2021).
1.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions which includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the Barclays Bank Group and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirements forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.
The WCR indicated that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
2. Other disclosures
The Credit risk disclosures on pages 7 to 18 form part of these interim financial statements.
Restatement of financial statements
The comparatives in these condensed consolidated interim financial statements for the six months ended 30 June 2022 (the financial statements) have been restated to reflect both a provision and contingent liability disclosure in respect of the impact of an over-issuance of securities (Over-issuance of Securities) in excess of the maximum aggregate offering price registered under Barclays Bank PLC’s shelf registration statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3) and Barclays Bank PLC’s predecessor shelf registration statement on Form F-3 filed in 2018 (Predecessor Shelf).
Due to a historic SEC settlement order, at the time the 2019 F-3 was filed and the Predecessor Shelf was amended, Barclays Bank PLC had ceased to be a “well-known seasoned issuer” (or WKSI) and had become an “ineligible issuer”, as defined in Rule 405 under the Securities Act of 1933, as amended (Securities Act), thus being required to register upfront a certain amount of securities with the SEC.
In March 2022, Barclays Bank PLC became aware that it had issued securities in the US materially in excess of the amount it had registered with the SEC under the 2019 F-3 and subsequently became aware that securities had also been issued in excess of the amount it had registered with the SEC under the Predecessor Shelf. The securities that were issued in this period comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales of these securities were not made in compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the securities. Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (the Rescission Price). As a result, Barclays Bank PLC has elected to make a rescission offer to eligible purchasers of the relevant affected securities at the Rescission Price (the Rescission Offer).
A proportion of the expected costs associated with the rights of rescission of certain investors are attributable to Barclays Bank PLC’s financial statements for the year ended 31 December 2021. Accordingly, the comparatives in these financial statements have been restated. The restatement impacts the consolidated income statement, the parent company income statement, the consolidated statement of comprehensive income, the parent company statement of comprehensive income, the consolidated balance sheet, the parent company balance sheet, the consolidated statement of changes in equity, the parent company statement of changes in equity, the consolidated cash flow statement, and the parent company cash flow statement for the year ended 31 December 2021, as well as half yearly financial information that is presented within this document. There was no material effect on Barclays Bank PLC’s previously reported financial statements for the years ended 31 December 2020 and 2019.

Barclays Bank PLC	29

Financial Statement Notes
The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

For the half year ended 30 June 2021
Impact on the consolidated income statement	As reported £m	Restatement £m	As restated £m
Litigation and conduct	(87)	(77)	(164)
Operating expenses	(5,146)	(77)	(5,223)
Profit before tax	3,334	(77)	3,257
Taxation	(611)	17	(594)
Profit after tax	2,723	(60)	2,663

For the half year ended 30 June 2021
Impact on the consolidated statement of comprehensive income	As reported £m	Restatement £m	As restated £m
Profit after tax	2,723	(60)	2,663
Total comprehensive income for the year	1,092	(60)	1,032

For the half year ended 30 June 2021
Impact on the consolidated cash flow statement	As reported £m	Restatement £m	As restated £m
Profit before tax	3,334	(77)	3,257
Adjustment for non-cash items	5,001	77	5,078

For the year ended 31 December 2021
Impact on the consolidated income statement	As reported £m	Restatement £m	As restated £m
Litigation and conduct	(154)	(220)	(374)
Operating expenses	(10,039)	(220)	(10,259)
Profit before tax	5,638	(220)	5,418
Taxation	(880)	50	(830)
Profit after tax	4,758	(170)	4,588

For the year ended 31 December 2021
Impact on the consolidated balance sheet	As reported £m	Restatement £m	As restated £m
Liabilities
Current tax liabilities	738	(50)	688
Provisions	890	220	1,110
Total liabilities	1,005,291	170	1,005,461
Equity
Retained earnings	43,585	(170)	43,415
Total equity	56,487	(170)	56,317

Barclays Bank PLC	30

Financial Statement Notes
The table below reflects each of the line items of the parent company financial statements that were affected by the restatement:

For the year ended 31 December 2021
Impact on the parent company balance sheet	As reported £m	Restatement £m	As restated £m
Liabilities
Current tax liabilities	392	(50)	342
Provisions	699	220	919
Total liabilities	1,011,809	170	1,011,979
Equity
Retained earnings	37,350	(170)	37,180
Total equity	52,862	(170)	52,692
The financial impact of the restatement has been reflected in Notes 2, 4, 8 and 17.
2. Segmental reporting

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.22	£m	£m	£m	£m
Total income	8,086	1,992	(88)	9,990
Credit impairment (charge)/release	(31)	(278)	16	(293)
Net operating income/(expense)	8,055	1,714	(72)	9,697
Operating expenses	(3,912)	(1,285)	(62)	(5,259)
Litigation and conduct	(1,632)	(200)	(1)	(1,833)
Total operating expenses	(5,544)	(1,485)	(63)	(7,092)
Other net income[2]	—	—	—	—
Profit/(loss) before tax	2,511	229	(135)	2,605

As at 30.06.22	£bn	£bn	£bn	£bn
Total assets	1,179.5	80.4	12.8	1,272.7

				Restated[1]
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.21	£m	£m	£m	£m
Total income	6,632	1,649	(92)	8,189
Credit impairment release	260	22	6	288
Net operating income/(expense)	6,892	1,671	(86)	8,477
Operating expenses	(3,617)	(1,126)	(316)	(5,059)
Litigation and conduct	(79)	(82)	(3)	(164)
Total operating expenses	(3,696)	(1,208)	(319)	(5,223)
Other net income[2]	3	—	—	3
Profit/(loss) before tax	3,199	463	(405)	3,257

As at 31.12.21	£bn	£bn	£bn	£bn
Total assets	986.2	64.4	11.2	1,061.8
12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.
2Other net income represents the share of post-tax results of associates and joint ventures and profit (or loss) on disposal of subsidiaries, associates and joint ventures.

Barclays Bank PLC	31

Financial Statement Notes

Split of income by geographic region[1]
	Half year ended 30.06.22	Half year ended 30.06.21
	£m	£m
United Kingdom	4,674	2,698
Europe	1,310	1,213
Americas	3,276	3,676
Africa and Middle East	31	20
Asia	699	582
Total	9,990	8,189
1The geographical analysis is based on the location of the office where the transactions are recorded.
3. Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.22	£m	£m	£m	£m
Fee type
Transactional	216	1,229	—	1,445
Advisory	440	72	—	512
Brokerage and execution	734	28	—	762
Underwriting and syndication	1,101	—	—	1,101
Other	30	78	11	119
Total revenue from contracts with customers	2,521	1,407	11	3,939
Other non-contract fee income	67	2	—	69
Fee and commission income	2,588	1,409	11	4,008
Fee and commission expense[1]	(461)	(707)	(1)	(1,169)
Net fee and commission income	2,127	702	10	2,839

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.21	£m	£m	£m	£m
Fee type
Transactional	184	984	—	1,168
Advisory	399	61	—	460
Brokerage and execution	527	26	—	553
Underwriting and syndication	1,715	—	—	1,715
Other	25	76	11	112
Total revenue from contracts with customers	2,850	1,147	11	4,008
Other non-contract fee income	59	3	—	62
Fee and commission income	2,909	1,150	11	4,070
Fee and commission expense [1]	(369)	(496)	(5)	(870)
Net fee and commission income	2,540	654	6	3,200
Note
1.Barclays Bank Group has corrected the presentation of the scheme fees incurred when Barclays acts as an “acquirer” as part of the payment transaction cycle. From 2022 onwards, the scheme fees reported under "Consumer, Cards and Payments" are presented within fees and commission income under “Transactional” fee type, which had previously been recognised in fees and commission expense. The reclassification into Fee and Commission income is a reduction of £94m for H122. The comparatives have not been restated as the effect is not considered material although the effect would have been a reduction of H121: £81m with no impact on Net fee and commission income. There is no impact on Net assets or Cash flows reported.

Barclays Bank PLC	32

Financial Statement Notes
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.
4. Tax
The tax charge for H122 was £476m (restated1 H121: £594m), representing an effective tax rate (ETR) of 18.3% (restated H121: 18.2%). The ETR for H122 includes a charge recognised for the re-measurement of the Barclays Bank Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 which will result in the UK banking surcharge rate being reduced from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 11.2% which includes a 5.7% benefit relating to adjustments in respect of prior years. The H121 ETR included a benefit recognised for the re-measurement of the Barclays Bank Group’s UK DTAs as a result of the enactment of legislation to increase the UK corporation tax rate to 25% effective from 1 April 2023.
The re-measurement of UK DTAs has resulted in the Barclays Bank Group’s UK DTAs decreasing by £100m with a tax charge in the income statement of £183m and a tax credit within other comprehensive income of £83m.
In October 2021, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15%. The model rules were released by the OECD in December 2021 with further guidance published in March 2022. Draft legislation published by the UK government on 20 July 2022 to implement the global minimum tax regime is expected to apply for accounting periods beginning on or after 31 December 2023. The Barclays Bank Group is reviewing the published OECD model rules and guidance and will review further guidance as well as new legislation to be released by governments implementing this new tax regime to assess the potential impact of new legislation.
In the USA, the proposed Build Back Better Act was passed by the House of Representatives in 2021 but it was not passed by the Senate and it is uncertain whether various proposals contained in the Act will progress further. The Act included proposals to implement material changes to international tax provisions, including amendments to the Base Erosion and Anti-Abuse Tax and the imposition of an alternative minimum tax based on accounting profits. It is unclear at this time whether any of these proposals could have a significant impact on the Barclays Bank Group if enacted. The Barclays Bank Group will continue to monitor developments and assess the potential impact of any future legislative changes ultimately enacted.
1. 2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 29 for more details.

	As at 30.06.22	As at 31.12.21
Deferred tax assets and liabilities	£m	£m
USA	1,530	2,006
UK	1,084	576
Other territories	438	399
Deferred tax assets	3,052	2,981
Deferred tax liabilities	—	(6)

Analysis of deferred tax assets
Temporary differences	1,911	1,785
Tax losses	1,141	1,196
Deferred tax assets	3,052	2,981
5.Dividends on ordinary shares

	Half year ended 30.06.22	Half year ended 30.06.21

Dividends paid during the period	£m	£m
Ordinary shares	200	694
Preference shares	15	13
Total	215	707

Barclays Bank PLC	33

Financial Statement Notes

6. Fair value of financial instruments
This section should be read in conjunction with Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2021, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.22	£m	£m	£m	£m
Trading portfolio assets	58,340	64,300	4,256	126,896
Financial assets at fair value through the income statement	1,037	203,230	6,163	210,430
Derivative financial instruments	11,653	328,870	3,873	344,396
Financial assets at fair value through other comprehensive income	15,993	27,785	36	43,814
Investment property	—	—	5	5
Total assets	87,023	624,185	14,333	725,541

Trading portfolio liabilities	(47,118)	(28,680)	(82)	(75,880)
Financial liabilities designated at fair value	(193)	(255,155)	(439)	(255,787)
Derivative financial instruments	(12,674)	(304,473)	(4,379)	(321,526)
Total liabilities	(59,985)	(588,308)	(4,900)	(653,193)

As at 31.12.21
Trading portfolio assets	80,836	63,754	2,281	146,871
Financial assets at fair value through the income statement	4,953	177,194	6,079	188,226
Derivative financial instruments	6,150	252,131	4,010	262,291
Financial assets at fair value through other comprehensive income	16,070	29,800	38	45,908
Investment property	—	—	7	7
Total assets	108,009	522,879	12,415	643,303

Trading portfolio liabilities	(26,701)	(26,563)	(27)	(53,291)
Financial liabilities designated at fair value	(174)	(250,553)	(404)	(251,131)
Derivative financial instruments	(6,571)	(243,893)	(6,059)	(256,523)
Total liabilities	(33,446)	(521,009)	(6,490)	(560,945)

Barclays Bank PLC	34

Financial Statement Notes
The following table shows the Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.22		As at 31.12.21
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	1,573	(1,849)	1,091	(1,351)
Foreign exchange derivatives	786	(560)	376	(374)
Credit derivatives	234	(615)	323	(709)
Equity derivatives	1,280	(1,355)	2,220	(3,625)
Corporate debt	1,171	(13)	1,205	(21)
Reverse repurchase and repurchase agreements	178	(188)	13	(172)
Non-asset backed loans	6,435	—	3,743	—
Asset backed securities	291	—	558	—
Equity cash products	422	(3)	393	—
Private equity investments	123	—	148	—
Other[1]	1,840	(317)	2,345	(238)
Total	14,333	(4,900)	12,415	(6,490)
1.Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period there were no material transfers between Level 1 and Level 2 (year ended December 2021: no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays Bank PLC	35

Financial Statement Notes

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.22
	As at 01.01.22					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	90	(144)	—	(17)	54	—	—	43	(11)	404
Non-asset backed loans	758	2,448	(459)	—	—	11	—	—	50	(113)	2,695
Asset backed securities	454	72	(80)	—	(297)	(20)	—	—	100	(66)	163
Equity cash products	303	21	(56)	—	—	24	—	—	52	(17)	327
Other	377	326	(42)	—	(5)	56	—	—	39	(84)	667
Trading portfolio assets	2,281	2,957	(781)	—	(319)	125	—	—	284	(291)	4,256

Non-asset backed loans	2,985	1,848	(757)	—	(315)	(76)	—	—	52	—	3,737
Equity cash products	84	—	—	—	—	3	2	—	—	—	89
Private equity investments	148	19	(60)	—	—	7	11	—	3	(4)	124
Other	2,862	4,817	(5,579)	—	(155)	9	179	—	99	(19)	2,213
Financial assets at fair value through the income statement	6,079	6,684	(6,396)	—	(470)	(57)	192	—	154	(23)	6,163

Asset backed securities	38	—	—	—	—	—	—	(2)	—	—	36
Financial assets at fair value through other comprehensive income	38	—	—	—	—	—	—	(2)	—	—	36

Investment property	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(35)	3	—	—	(29)	—	—	—	6	(82)

Financial liabilities designated at fair value	(404)	(5)	—	(13)	47	(22)	2	—	(81)	37	(439)

Interest rate derivatives	(260)	25	—	—	(4)	(305)	(9)	—	271	6	(276)
Foreign exchange derivatives	2	—	—	—	(9)	273	—	—	(65)	25	226
Credit derivatives	(386)	(36)	5	—	60	(99)	—	—	20	55	(381)
Equity derivatives	(1,405)	(83)	—	—	170	980	—	—	(9)	272	(75)
Net derivative financial instruments[1]	(2,049)	(94)	5	—	217	849	(9)	—	217	358	(506)

Total	5,925	9,507	(7,170)	(13)	(525)	866	184	(2)	574	87	9,433
1.Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,873m and derivative financial liabilities were £4,379m.

Barclays Bank PLC	36

Financial Statement Notes

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.21
	As at 01.01.21					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	305	(87)	—	—	25	—	—	40	(11)	423
Non-asset backed loans	709	620	(131)	—	(84)	13	—	—	124	(106)	1,145
Asset backed securities	686	112	(294)	—	—	(10)	—	—	43	(48)	489
Equity cash products	214	13	(17)	—	—	32	—	—	29	(9)	262
Other	103	21	—	—	(51)	(1)	—	—	162	(1)	233
Trading portfolio assets	1,863	1,071	(529)	—	(135)	59	—	—	398	(175)	2,552

Non-asset backed loans	2,280	696	(299)	—	(388)	10	—	—	69	(47)	2,321
Equity cash products	320	166	(194)	—	—	(171)	18	—	—	—	139
Private equity investments	88	22	(7)	—	(7)	(1)	3	—	—	—	98
Other	1,704	2,296	(2,389)	—	(160)	(19)	1	—	16	—	1,449
Financial assets at fair value through the income statement	4,392	3,180	(2,889)	—	(555)	(181)	22	—	85	(47)	4,007

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	—	—	—	(5)	—	—	1	—	—	43
Financial assets at fair value through other comprehensive income	153	—	—	—	(5)	—	—	1	—	(106)	43

Investment property	10	—	(2)	—	—	—	—	—	—	—	8

Trading portfolio liabilities	(28)	(3)	14	—	—	(7)	—	—	—	7	(17)

Financial liabilities designated at fair value	(341)	—	—	—	98	7	—	—	(78)	18	(296)

Interest rate derivatives	(2)	9	—	—	33	(121)	4	—	21	(296)	(352)
Foreign exchange derivatives	1	—	—	—	58	(6)	—	—	3	(34)	22
Credit derivatives	(155)	(118)	2	—	(5)	12	(1)	—	1	(1)	(265)
Equity derivatives	(1,615)	(315)	(1)	—	(32)	(221)	—	—	28	808	(1,348)
Net derivative financial instruments[1]	(1,771)	(424)	1	—	54	(336)	3	—	53	477	(1,943)

Total	4,278	3,824	(3,405)	—	(543)	(458)	25	1	458	174	4,354
1.Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £3,656m and derivative financial liabilities were £5,599m.

Barclays Bank PLC	37

Financial Statement Notes
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.22				Half year ended 30.06.21
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	121	—	—	121	35	—	—	35
Financial assets at fair value through the income statement	16	9	—	25	(67)	35	—	(32)
Financial assets at fair value through other comprehensive income	—	—	(2)	(2)	—	—	—	—
Investment properties	—	(1)	—	(1)	—	—	—	—
Trading portfolio liabilities	(35)	—	—	(35)	(6)	—	—	(6)
Financial liabilities designated at fair value	(14)	—	—	(14)	7	—	—	7
Net derivative financial instruments	862	(1)	—	861	(367)	—	—	(367)
Total	950	7	(2)	955	(398)	35	—	(363)
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.22				As at 31.12.21
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	75	—	(108)	—	51	—	(79)	—
Foreign exchange derivatives	15	—	(22)	—	20	—	(28)	—
Credit derivatives	111	—	(115)	—	112	—	(103)	—
Equity derivatives	107	—	(112)	—	181	—	(190)	—
Corporate debt	36	—	(35)	—	38	—	(28)	—
Non-asset backed loans	233	—	(260)	—	99	—	(150)	—
Equity cash products	56	—	(112)	—	25	—	(42)	—
Private equity investments	9	—	(9)	—	10	—	(11)	—
Other[1]	27	—	(36)	—	19	—	(20)	—
Total	669	—	(809)	—	555	—	(651)	—
1Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £669m (December 2021: £555m) or to decrease fair values by up to £809m (December 2021: £651m) with substantially all the potential effect impacting profit and loss rather than reserves.
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2021.

Barclays Bank PLC	38

Financial Statement Notes
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.22	As at 31.12.21
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(531)	(498)
Uncollateralised derivative funding	(82)	(127)
Derivative credit valuation adjustments	(388)	(212)
Derivative debit valuation adjustments	208	91
•Exit price adjustments derived from market bid-offer spreads increased by £33m to £531m as a result of movements in market bid offer spreads.
•Uncollateralised derivative funding decreased by £45m to £82m as a result of reduction in uncollateralised funding exposure due to increases in interest rates which offset the impact of wider funding spreads.
•Derivative credit valuation adjustments decreased by £176m to £388m as a result of widening input counterparty credit spreads.
•Derivative debit valuation adjustments decreased by £117m to £208m as a result of widening in input own credit spreads.
Portfolio exemption
The Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £106m (December 2021: £122m) for financial instruments measured at fair value and £27m (December 2021: £28m) for financial instruments carried at amortised cost. There are additions and FX gains of £19m (December 2021: £59m) and amortisation and releases of £35m (December 2021: £40m) for financial instruments measured at fair value and amortisation and releases of £1m (December 2021: £2m) offset by additions of £nil (December 2021: £nil) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,065m (December 2021: £790m).

Barclays Bank PLC	39

Financial Statement Notes
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2021.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.22		As at 31.12.21
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	180,098	180,103	145,259	145,665
Reverse repurchase agreements and other similar secured lending	1,060	1,060	3,177	3,177

Financial liabilities
Deposits at amortised cost	(311,465)	(311,455)	(262,828)	(262,843)
Repurchase agreements and other similar secured borrowing	(12,805)	(12,807)	(12,769)	(12,776)
Debt securities in issue	(68,656)	(68,504)	(48,388)	(48,350)
Subordinated liabilities	(32,241)	(32,230)	(32,185)	(33,598)
7. Subordinated liabilities

	Half year ended 30.06.22	Year ended 31.12.21
	£m	£m
Opening balance	32,185	32,005
Issuances	4,803	9,099
Redemptions	(4,221)	(7,241)
Other	(526)	(1,678)
Closing balance	32,241	32,185

Designated at fair value (Note 6)	580	483
Total subordinated liabilities	32,821	32,668
Issuances of £4,803m comprise £4,544m of intra-group loans from Barclays PLC and £128m USD Floating Rate Notes, £89m ZAR Floating Rate Notes and £42m EUR Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries.
Redemptions of £4,221m comprise £3,087m of intra-group loans from Barclays PLC, £1,060m notes issued externally by Barclays Bank PLC and £74m USD Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary. £1,060m notes issued externally by Barclays Bank PLC comprise £838m EUR 6.625% Fixed Rate Subordinated Notes, £147m USD 6.86% Callable Perpetual Core Tier One Notes, £42m EUR Subordinated Floating Rate Notes, £21m GBP Undated Floating Rate Primary Capital Notes and £12m GBP 6% Callable Perpetual Core Tier One Notes.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

Barclays Bank PLC	40

Financial Statement Notes
8. Provisions

		Restated[1]
	As at 30.06.22	As at 31.12.21
	£m	£m
Customer redress	1,629	266
Legal, competition and regulatory matters	406	211
Redundancy and restructuring	23	46
Undrawn contractually committed facilities and guarantees	487	499
Onerous contracts	—	2
Sundry provisions	100	86
Total	2,645	1,110
1. 2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.
Over-issuance of Securities
As at 30 June 2022, Barclays Bank PLC has recognised a balance sheet provision of £1,757m (December 2021: £220m) in relation to the Over-issuance of Securities (see Basis of preparation on page 29 for more information), out of which £1,592m (December 2021: £220m) is due to the over-issuance of structured notes (within customer redress), and £165m (December 2021: £nil) is in relation to liabilities that could be incurred arising out of ongoing discussions in respect of a potential SEC resolution (within legal, competition and regulatory matters).
The amount of the provision in relation to the rescission rights of investors in over-issued structured notes is determined by (among other things) the market value of the structured notes subject to the Rescission Offer, participation rates in such Rescission Offer, prevailing interest rates, and movements in foreign exchange rates. The majority of the structured notes subject to the Rescission Offer provide an equity linked return to investors. As such, the value of these notes is highly sensitive to movements in the price of individual securities and a range of indices.
The increase in the provision of £1,372m predominantly reflects a reduction in the market value of the structured notes and additional accrued interest that would be payable to investors on rescission. The US equity markets have been volatile during the first half of 2022, with significant reductions in the value of US equity indices such as the S&P 500 from the year end 2021 levels which has led to a reduction in the market value of the structured notes, and increased the size of the provision. The provision does not include the impact of market hedges that have been entered into subsequent to the year-end and were initiated from the end of the first quarter of 2022 to reduce the net volatility to the income statement. When determining these market hedges, consideration was given to changes in the rescission costs which would arise from volatility in the market along with the positioning of the Markets business.
The structured notes also accrue interest on a monthly basis (at current prevailing interest rates and participation rate assumptions this is c£34m a month) until the Rescission Price has been paid. The provision also assumes that not all structured note investors whose securities are out of the money will accept the Rescission Offer. If all investors were to accept the Rescission Offer, the provision would increase by c£60m.
The remaining increase in the provision of £165m results from Barclays Bank PLC’s estimates of the potential SEC resolution.
9. Retirement benefits
As at 30 June 2022, the Barclays Bank Group’s IAS 19 net pension surplus across all schemes was £5bn (December 2021: £3.6bn). The UK Retirement Fund (UKRF), which is the Barclays Bank Group’s main scheme, had an IAS 19 net pension surplus of £5.2bn (December 2021: £3.8bn). The movement for the UKRF was driven by an overall increase in AA corporate bond yields (used for discounting future liabilities), a reduction in long-term expected price inflation assumption and the payment of deficit reduction contributions. These movements were partially offset by the fall in the value of UKRF's assets and the impact of high recent inflation on the liabilities.
UKRF funding valuations
The latest annual update as at 30 September 2021 showed the funding position had improved to a surplus of £0.6bn from a deficit of £0.9bn shown as at 30 September 2020. The improvement was mainly due to £0.7bn of deficit reduction contributions and favourable asset returns, partially offset by higher expected long term price inflation. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. £147m of the 2022 deficit reduction contributions were paid in April, with the remaining £147m for 2022 due in September. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

Barclays Bank PLC	41

Financial Statement Notes
During 2019 and 2020, the UKRF, the Barclays Bank Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn issued by entities consolidated within the Barclays Bank Group under IFRS 10. As a result of these transactions, the CET1 impact of the 2019 and 2020 deficit contributions was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays Bank PLC is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c.30bps reduction to the CET1 ratio being accelerated to Q4 2022 from 2023, 2024 and 2025.
10. Called up share capital
Ordinary shares
As at 30 June 2022 the issued ordinary share capital of Barclays Bank PLC comprised 2,342m (December 2021: 2,342m) ordinary shares of £1 each.
Preference shares
As at 30 June 2022 the issued preference share capital of Barclays Bank PLC of £6m (December 2021: £6m) comprised 1,000 Sterling Preference Shares of £1.00 each (December 2021: 1000); 31,856 Euro Preference Shares of €100 each (December 2021: 31,856); and 58,133 US Dollar Preference shares of $100 each (December 2021: 58,133).
There were no issuances or redemptions of ordinary or preference shares in the six months to 30 June 2022.
11. Other equity instruments
Other equity instruments of £9,794m (December 2021: £9,693m) are AT1 securities issued to Barclays PLC. Barclays PLC uses funds from market issuances to purchase AT1 securities from Barclays Bank PLC. There was one issuance and one redemption in the six months to 30 June 2022.
The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays Bank PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.
12. Other reserves

	As at 30.06.22	As at 31.12.21
	£m	£m
Currency translation reserve	4,589	2,581
Fair value through other comprehensive income reserve	(917)	(118)
Cash flow hedging reserve	(3,492)	(618)
Own credit reserve	(103)	(960)
Other reserves	(24)	(24)
Total	53	861
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.
As at 30 June 2022, there was a credit balance of £4,589m (December 2021: £2,581m credit) in the currency translation reserve. The £2,008m credit movement principally reflects the weakening of GBP against USD during the period.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the fair value changes of fair value through other comprehensive income investments since initial recognition.
As at 30 June 2022, there was a debit balance of £917m (December 2021: £118m debit) in the fair value through other comprehensive income reserve. The loss of £799m is principally driven by a £1,083m loss from the decrease in fair value of bonds due to increasing bond yields which was partially offset by a tax credit of £284m.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Barclays Bank PLC	42

Financial Statement Notes
As at 30 June 2022, there was a debit balance of £3,492m (December 2021: £618m debit) in the cash flow hedging reserve. The decrease of £2,874m principally reflects a £3,908m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased. This is partially offset by a tax credit of £1,032m.
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2022, there was a debit balance of £103m (December 2021: £960m debit) in the own credit reserve. The movement of £857m principally reflects a £1,258m gain from the widening of Barclays funding spreads partially offset by a tax charge of £403m.
Other reserves
As at 30 June 2022, there was a debit balance of £24m (December 2021: £24m debit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.
13. Contingent liabilities and commitments

	As at 30.06.22	As at 31.12.21
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	16,743	15,759
Performance guarantees, acceptances and endorsements	7,532	7,987
Total	24,275	23,746

Commitments
Documentary credits and other short-term trade related transactions	1,888	1,584
Standby facilities, credit lines and other commitments	334,483	282,867
Total	336,371	284,451
Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on the Barclays Bank Group relating to legal and competition and regulatory matters can be found in Note 14.
14. Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 8, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings.
Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed. A hearing took place before the Regulatory Decisions Committee in the first quarter of 2022 and a decision is expected in the second half of 2022.

Barclays Bank PLC	43

Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.
Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements, where Barclays Bank PLC has respectively paid $7.1m and $20m have received final court approval. Barclays Bank PLC also settled two further matters for $7.5m and $1.95m, respectively.
Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.
Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims. The plaintiff has appealed the lower court’s dismissal of such claims.
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs have reached a settlement of $17.75m for both actions, which is subject to court approval.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs and remaining defendants (which includes Barclays Bank PLC) have reached a joint settlement to resolve this matter for $91m, which has received preliminary court approval. A final court approval hearing has been scheduled for November 2022. The financial impact of Barclays’ share of the joint settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020 and the plaintiffs appealed. In February 2022, the dismissal was affirmed on appeal. The plaintiffs have not sought U.S. Supreme Court review. This matter is now concluded.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants have moved to dismiss the case.
Non-US benchmarks civil actions
There remains one claim, issued in 2017 against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and

Barclays Bank PLC	44

Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants have moved to dismiss the case.
Foreign Exchange investigations and related civil actions
In 2015, the Barclays Bank Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market.
The European Commission announced two settlements in May 2019 and the Barclays Bank Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Bank Group paid penalties totalling approximately CHF27m. In December 2021, the European Commission announced a final settlement which required the Barclays Bank Group to pay penalties totalling approximately €54m, which amount has been provided for in previous periods. The financial impact of any ongoing investigations is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020.
Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Bank Group and all other defendants. The plaintiffs have filed an amended complaint.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019 following the settlements with the European Commission described above. The CAT refused to certify these claims in the first quarter of 2022 although the claimants are seeking permission to appeal. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.
Metals related civil actions
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. The parties have reached a joint settlement to resolve this matter for $50m, which has received preliminary court approval, with the final court approval hearing scheduled for August 2022. The financial impact of Barclays’ share of the joint settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are two pending US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and

Barclays Bank PLC	45

warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the Barclays defendants’ motion for summary judgment was granted in June 2022 and the plaintiffs’ R&W breach claim was dismissed. The plaintiffs may appeal. The other repurchase action is pending.
Barclays Bank PLC has reached settlements to resolve two other repurchase actions, which have received final court approval. Payment of the settlement amount of one of those repurchase actions was completed in the first quarter of 2022, and the other will be completed in the third quarter of 2022. The financial impact of the settlements is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The parties have reached a joint settlement to resolve this matter for $32.5m. The settlement was paid in April 2022. The financial impact of BCI’s share of the joint settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.
In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal; however, the district court subsequently informed the parties of a potential conflict. The motion to dismiss were assigned to a new district court judge and the plaintiffs have moved to vacate the dismissal order. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada, Inc.). The plaintiffs have commenced the class certification process. There is no court scheduled deadline and the action remains at an early stage.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in November 2020 and defendants’ motion for partial dismissal of the amended consolidated complaint was granted in part and denied in part in June 2022. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs have appealed the dismissal.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal. The district court subsequently informed the parties of a potential conflict and the case was reassigned to a new district court judge. The plaintiffs have filed a motion seeking a ruling that would vacate the dismissal and allow the plaintiffs to file an amended complaint if the appeals court remands the case for further proceedings.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016.

Barclays Bank PLC	46

The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings, with the trial scheduled to commence in the fourth quarter of 2022.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs have appealed in one action. The remaining actions are stayed pending a decision on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss the first action which is stayed pending a decision on the EDNY appeal. The second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiffs are appealing the decision.
Derivative transactions civil action
In 2021, Vestia (a Dutch housing association) brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Timeshare loans, skilled person review and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS voluntarily agreed to remediate the ASL Loans, in accordance with the FCA’s methodology and the remediation exercise is substantively complete. The remaining scope of the skilled person review is also complete. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, following a review of certain cohorts of loans to determine historic affordability and/or broker oversight practices that may have caused customer harm, where harm is identified, CFS’ intention is to remediate. To date CFS has identified a number of areas for remediation but the

Barclays Bank PLC	47

scoping exercise is ongoing. Separately, and notwithstanding this, CFS decided in March 2022 to extend the proactive remediation of ASL Loans beyond those brokered between April 2014 to April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018. In the first quarter of 2022, a customer remediation provision of £181m has been recognised in relation to the remediation of the ASL Loans originated outside the April 2014 to April 2016 period. This provision represents the best estimate as at 30 June 2022. CFS continues to review complaints about other legacy partner finance loans, however, it is not currently possible to predict the outcome of this review or the financial impact on the Barclays Bank Group.
Over-issuance of securities in the US
Barclays Bank PLC maintains a US shelf registration statement with the Securities and Exchange Commission (SEC) in order to issue securities to US investors. In May 2017, Barclays Bank PLC was the subject of an SEC settlement order as a result of which it lost its status as a “well-known seasoned issuer” (or WKSI) and was required to register a specified amount of securities to be issued under any US shelf registration statements filed with the SEC.

On 10 March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its 2019 US shelf registration statement (2019 F-3) and subsequently became aware that securities had also been issued in excess of the set amount under the predecessor US shelf registration statement (the Predecessor Shelf). The securities that have been over-issued comprise structured notes and exchange traded notes (ETNs). Securities issued in excess of the amount registered are considered to be “unregistered securities” for the purposes of US securities laws with certain purchasers of those securities having a right to recover, upon the tender of such security to, Barclays Bank PLC, the consideration paid for such security with interest, less the amount of any income received, or to recover damages from Barclays Bank PLC if the purchaser no longer owns the security and had sold the security at a loss (the Rescission Price). Barclays Bank PLC is expected to launch a rescission offer on 1 August 2022, by which Barclays Bank PLC will offer to repurchase the relevant affected securities for the rescission price (the Rescission Offer). Although the Rescission Offer is expected to reduce liability with respect to potential private civil claims, it will not necessarily prevent such claims from being asserted against Barclays Bank PLC and/or its affiliates, including claims under applicable US federal securities laws.

Further, the Rescission Offer does not bar the SEC and other regulators from pursuing enforcement actions against Barclays Bank PLC and its affiliates, which are expected to result in fines, penalties and/or other sanctions. The Barclays Bank Group is engaged with, and responding to inquiries and requests for information from, various regulators, including the SEC. The SEC’s investigation into this matter is at an advanced stage and the Barclays Bank Group has had preliminary discussions with the staff of the SEC’s Division of Enforcement about resolving this matter.

As at 30 June 2022, Barclays Bank PLC has recognised a balance sheet provision of £1,757m (December 2021: £220m) in relation to this matter, out of which £1,592m (December 2021: £220m) relates to the over-issuance of structured notes and £165m (December 2021: £nil) relates to liabilities that could be incurred arising out of ongoing discussions in respect of a potential SEC resolution.

A contingent liability exists in relation to the over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions. Any liabilities, claims or actions in connection with the over-issuance of securities under its 2019 F-3 and the Predecessor Shelf could have an adverse effect on Barclays Bank PLC’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Investigation into the use of unapproved communications platforms
In July 2022, Barclays Bank PLC and BCI reached an agreement in principle with the staff of the SEC’s Division of Enforcement and the staff of the Commodity Futures Trading Commission (CFTC) in connection with investigations by the SEC and the CFTC of Barclays Bank PLC, BCI and other financial institutions as part of a financial industry sweep regarding compliance with record-keeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms. The SEC and the CFTC found that Barclays Bank PLC and BCI failed to comply with their respective record keeping rules, where such communications were sent or received by employees over electronic messaging channels that had not been approved by the bank for business use by employees. The proposed resolutions will include Barclays Bank PLC and BCI paying a combined $125m civil monetary penalty to the SEC and a $75m civil monetary penalty to the CFTC. There will also be non-financial components to the settlements which have yet to be finalised and agreed with the SEC and CFTC. Subject to final agreement of the terms of the settlements and related documentation, as well as the SEC’s and CFTC’s approval, the civil monetary penalties are expected to be paid during the third quarter of 2022.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Barclays Bank PLC	48

Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities brought claims in 2018 against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans between 2006 and 2008 in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. The claims have been settled on terms such that the parties have agreed not to pursue these claims further and to bear their own costs. The financial impact of the settlements is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
15. Related party transactions
Related party transactions in the half year ended 30 June 2022 were similar in nature to those disclosed in the Barclays Bank PLC Annual Report 2021.
Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

	Half year ended 30.06.22		Half year ended 30.06.21
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total income	(342)	12	(304)	10
Operating expenses	(34)	(1,647)	(31)	(1,560)

	As at 30.06.22		As at 31.12.21
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total assets	6,768	3,395	6,491	909
Total liabilities	35,140	4,626	32,141	3,962
Except for the above, no related party transactions that have taken place in the half year ended 30 June 2022 have materially affected the financial position or performance of the Barclays Bank Group during this period.

Barclays Bank PLC	49

16. Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR became a priority for global regulators. The FCA and other global regulators instructed market participants to prepare for the cessation of GBP, EUR, CHF, JPY LIBOR and the 1-week and 2-month USD settings of LIBOR after the end of 2021. The remaining USD LIBOR settings are scheduled to cease immediately after 30 June 2023.
How the Barclays Group is managing the transition to alternative benchmark rates
Barclays established a Group-wide LIBOR Transition Programme, further detail on the transition programme is available in the Barclays Bank PLC Annual Report 2021. This Programme oversaw transition for GBP, EUR, CHF and JPY LIBOR exposures and continues to work to transition the remaining residual of unremediated exposures from synthetic rates, in addition to overseeing USD LIBOR transition in preparation for the 30 June 2023 cessation.
The majority of GBP, EUR, CHF and JPY exposures have now transitioned from LIBOR and good progress has been made with the unremediated exposures reported at year-end 2021. A small residual population of GBP, EUR and JPY contracts remain unremediated at the end of H1 2022. The majority of these have now reset onto GBP and JPY Synthetic LIBOR rates. We continue to work with clients to bilaterally transition these trades and have raised potential risks regarding note holder consent for securitised products and Local Authority consent for Public Finance Initiative (PFI) loan deals with our regulators.
The Barclays Group-wide LIBOR Transition Programme has also commenced focus on the transition of USD LIBOR exposures impacted by the 30 June 2023 cessation timeline. As with GBP, EUR, CHF and JPY LIBOR, USD LIBOR transition approaches will vary by product and nature of counterparty. H122 saw focused efforts to transition uncommitted lending exposure with further wide scale client engagement for other products due to commence in H222. Both active conversion of exposures and inclusion of fallback provisions will be leveraged for bilateral derivative and non-derivatives products. For cleared derivatives, Barclays is working with central clearing counterparties (CCPs) on transition which is expected to follow a market wide, standardised approach to reform similar to the CCP-led conversions in 2021.
The Barclays Bank Group met the Q121 Federal Reserve Bank of New York milestone to cease new use of US dollar LIBOR, with limited exceptions. The Barclays Bank Group has put in place controls so that any exceptions or exemptions are approved.

Barclays Bank PLC	50

17. Barclays Bank PLC parent condensed balance sheet

		Restated[1]
	As at 30.06.22	As at 31.12.21
Assets	£m	£m
Cash and balances at central banks	195,796	144,964
Cash collateral and settlement balances	89,878	75,571
Loans and advances at amortised cost	247,192	199,782
Reverse repurchase agreements and other similar secured lending	3,873	4,982
Trading portfolio assets	84,976	96,724
Financial assets at fair value through the income statement	240,618	236,577
Derivative financial instruments	295,680	234,409
Financial assets at fair value through other comprehensive income	41,479	44,163
Investment in associates and joint ventures	12	12
Investment in subsidiaries	19,338	19,134
Goodwill and intangible assets	108	109
Property, plant and equipment	121	128
Current tax assets	1,286	671
Deferred tax assets	1,763	1,679
Retirement benefit assets	5,179	3,825
Other assets	2,495	1,941
Total assets	1,229,794	1,064,671

Liabilities
Deposits at amortised cost	345,322	286,761
Cash collateral and settlement balances	83,284	56,419
Repurchase agreements and other similar secured borrowing	26,893	29,202
Debt securities in issue	50,638	32,585
Subordinated liabilities	31,694	31,875
Trading portfolio liabilities	55,518	50,116
Financial liabilities designated at fair value	284,345	291,062
Derivative financial instruments	288,032	227,991
Current tax liabilities	249	342
Deferred tax liabilities	—	6
Retirement benefit liabilities	105	104
Other liabilities	6,147	4,597
Provisions	2,334	919
Total liabilities	1,174,561	1,011,979

Equity
Called up share capital and share premium	2,348	2,348
Other equity instruments	14,500	14,400
Other reserves	(2,877)	(1,236)
Retained earnings	41,262	37,180
Total equity	55,233	52,692

Total liabilities and equity	1,229,794	1,064,671
1. 2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 29 for further details.
Barclays Bank PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

Barclays Bank PLC	51

Other Information

Results timetable[1]			Date
2022 Annual Report			15 February 2023

				% Change[3]
Exchange rates[2]	30.06.22	31.12.21	30.06.21	31.12.21	30.06.21
Period end - USD/GBP	1.22	1.35	1.38	(10)%	(12)%
6 month average - USD/GBP	1.30	1.36	1.39	(4)%	(6)%
3 month average - USD/GBP	1.26	1.35	1.40	(7)%	(10)%
Period end - EUR/GBP	1.16	1.19	1.17	(3)%	(1)%
6 month average - EUR/GBP	1.19	1.17	1.15	2%	3%
3 month average - EUR/GBP	1.18	1.18	1.16	—%	2%

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.
1Note that this date is provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.

Barclays Bank PLC	52

Glossary of Terms
Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays

Barclays Bank PLC	53

Glossary of Terms
Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (FVOCI).
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young fast growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

Barclays Bank PLC	54

Glossary of Terms
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, CRR will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and flood. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.

–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

Barclays Bank PLC	55

Glossary of Terms
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services. ‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A conversion trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.

Barclays Bank PLC	56

Glossary of Terms
‘Corporate and Investment Bank (CIB)’ the Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Finance Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Barclays Bank PLC	57

Glossary of Terms
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘CRR leverage exposure’ A measure of leverage exposure calculated in accordance with Article 429 of the CRR as applicable in the EU. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘CRR leverage ratio’ A leverage ratio calculated using the CRR definition of “Tier 1 capital” for the numerator and the CRR definition of “leverage exposure” as the denominator, as applicable in the EU. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

Barclays Bank PLC	58

Glossary of Terms
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 19 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.

Barclays Bank PLC	59

Glossary of Terms
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.

'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and

Barclays Bank PLC	60

Glossary of Terms
economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office, Barclays Services FTE and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

Barclays Bank PLC	61

Glossary of Terms
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.

Barclays Bank PLC	62

Glossary of Terms
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out for certain currencies.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

Barclays Bank PLC	63

Glossary of Terms
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.

Barclays Bank PLC	64

Glossary of Terms
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over issuance of Securities’ over-issuance of US securities under the Barclays Bank PLC’s US shelf registration statements filed with the SEC in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Barclays Bank PLC	65

Glossary of Terms
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.

Barclays Bank PLC	66

Glossary of Terms
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR) Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.

Barclays Bank PLC	67

Glossary of Terms
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.

Barclays Bank PLC	68

Glossary of Terms
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose

Barclays Bank PLC	69

Glossary of Terms
vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR II).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR) Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

Barclays Bank PLC	70

Glossary of Terms
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.

Barclays Bank PLC	71

Glossary of Terms
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL).
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

Barclays Bank PLC	72

Glossary of Terms
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Barclays Bank PLC	73